EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	March 29, 2003(1)	March 30, 2002(2)

Fixed charges:

Interest expense	$205	$224
Interest portion of rental expense	46	46

Total fixed charges before capitalized interest and preference security dividends	251	270
Preference security dividends of consolidated subsidiaries	13	16
Capitalized interest	8	4

Total fixed charges	$272	$290

Earnings available for fixed charges:

Income before income taxes	$1,126	$755
Less undistributed income in minority-owned companies	5	(4)
Add minority interest in majority-owned subsidiaries	12	14
Add amortization of capitalized interest	17	18
Add fixed charges before capitalized interest and preference security dividends	251	270

Total earnings available for fixed charges	$1,411	$1,053

Ratio of earnings to fixed charges	5.2	3.6

(1)	During the first nine months of fiscal 2003, the Corporation recorded a pretax credit of $13 million in connection with the reversal of certain exit activities and business dispositions and a charge for certain exit activities in the Bakery segment.
(2)	During the first nine months of fiscal 2002, the Corporation recorded a pretax charge of $183 million in connection with certain exit activities and business dispositions.

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